July 6, 2009
VIA FEDERAL EXPRESS DELIVERY AND EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director

Re:	D.R. Horton, Inc. Form DEF 14A filed on December 18, 2008 File No. 1-4347
Ladies and Gentlemen:
          On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter dated June 10, 2009, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing for the Company. For your convenience, the full text of each of the Staff’s comments is reproduced below together with the Company’s responses thereto.
FORM DEF 14A FILED DECEMBER 18, 2008 (“Proxy Statement”)
Components of Compensation, page 23
2008 Fiscal Year — Incentive Bonus Opportunity, page 24
First Cash Component, page 25
1.	Please quantify, with a view toward future disclosure, the actual adjusted pre-tax income for each quarter in the table on page 25. Also clarify in this section the formula used to calculate the first cash component bonus for each executive officer based on attainment of positive adjusted pre-tax income. See Item 402(b)(1)(v) of Regulation S-K.
Response:
          We confirm to the Staff that in future filings we will expand our disclosure to include the actual adjusted pre-tax income for each performance period and to clarify the formula used to calculate the first cash component for each executive officer based on attainment of positive adjusted pre-tax income. For illustration purposes, we anticipate that our expanded disclosure in future filings would take the form, or in substance similar form, as applicable, as set forth in Attachment I, attached to this letter.

Securities and Exchange Commission
July 6, 2009

Second Cash and Equity Component, page 25
2.	Please tell us, with a view toward future disclosure, how you calculated SG&A Containment. See Instruction 5 to Item 402(b) of Regulation S-K.
Response:
          SG&A containment for the purpose of determining a performance bonus under the Second Cash and Equity Component means consolidated homebuilding selling, general and administrative (“SG&A”) expense as a percent of consolidated homebuilding revenue, as of the end of the Company’s fiscal year. For purposes of calculating SG&A containment for fiscal year 2008, consolidated homebuilding SG&A expense of $791.8 million and consolidated homebuilding revenue of $6,518.6 million were taken from line items set forth in the Company’s Consolidated Statement of Operations contained in its Form 10-K (see page 70 of the Form 10-K) for the fiscal year ended September 30, 2008. We confirm that in future filings we will disclose how we calculate SG&A containment. The actual SG&A containment percentage and the determination of its ranking within the Company’s peer group are described in our response to Question 3 below.
3.	Please quantify for us, with a view toward future disclosure, the goals (for each of the three tiers) and actual operating cash flow and SG&A components of the performance bonuses. Also explain in greater detail how the compensation committee analyzed those measures to determine that the executive officers were entitled to a maximum bonus (prior to exercising negative discretion). See Item 402(b)(1)(v) of Regulation S-K.
Response:
          The 2008 Performance Goals related to operating cash flow and SG&A containment and the reasons we believed these performance goals were important to the Company during the 2008 fiscal year are set forth on pages 24 (last paragraph) and 25 of the Company’s Proxy Statement. We established the three tier structure to incentivize the attainment of higher operating cash flow and lower SG&A expense during a period when the housing and credit markets were challenging, volatile and unpredictable. Because we believed that such a housing market made it difficult to predict or forecast quantifiable operating cash flow (dollars) and SG&A containment (percentage) targets, we chose not to establish such quantifiable dollar amounts or percentages for the three tiers. Rather, given the challenging market conditions, we focused on incentivizing our executives to outperform those companies in our peer group as they responded to such conditions by ranking our performance against their performance for the operating cash flow and SG&A containment goals. We believed that the challenging housing and credit markets would lead to industry consolidation and we believed that our ability to contain our costs and generate cash from operations would enable us to be in a strong operational and liquidity position to take advantage of consolidation opportunities relative to other homebuilders. Accordingly, rather than quantifying dollar or percentage targets within each tier, we focused on

Securities and Exchange Commission
July 6, 2009

incentivizing our executives to outperform the companies in our peer group by establishing the three tier structure whereby the executives had the opportunity to earn a better bonus as a result of a better ranking.
          For purposes of the Second Cash and Equity Component of the performance bonuses, the Company’s actual operating cash flow for the performance period was $1,879.9 million, which is set forth as the line item “net cash provided by (used in) operating activities” in the Company’s Consolidated Statement of Cash Flows contained in its Form 10-K (see page 72 of the Form 10-K) for the fiscal year ended September 30, 2008. SG&A containment for the performance period was 12.15% and was determined by dividing homebuilding SG&A expense of $791.8 million by consolidated homebuilding revenue of $6,518.6 million as discussed in Question 2 above, these amounts were obtained from our Consolidated Statement of Operations for the fiscal year ended September 30, 2008.
          Following the end of our fiscal year, management presented to the Compensation Committee a chart that ranked the Company against the ten companies in its peer group based on each company’s achievement of operating cash flow and SG&A containment. Management prepared the rankings based on each company’s publicly reported operating cash flow and SG&A containment (using publicly reported homebuilding SG&A expense and homebuilding revenue). Because the companies in our peer group do not all have the same fiscal year-end as ours to determine the peer group ranking, we computed operating cash flow and SG&A containment for our peer group companies based on publicly reported information on a trailing 12-month basis. In determining final rankings, we may also consider normalization adjustments for purposes of providing a relevant and consistent comparison to the metrics and performance of the Company and each company in the peer group. Normalization related adjustments generally relate to mergers, acquisitions, dispositions or other extraordinary events occurring during the performance period to the extent such information is publicly available.
          In November 2008, the Compensation Committee reviewed the ranking comparison of the Company and each member of its peer group. For the operating cash flow goal, the rankings showed that of the three companies finishing in Tier 1, the Company finished second within Tier 1. For the SG&A containment goal, the rankings showed that of the three companies finishing in Tier 1, the Company also finished second within Tier 1 for this goal. The Compensation Committee then reviewed the incentive bonus plan awarded to Mr. Horton and Mr. Tomnitz at the beginning of the performance period and determined that if the Company ranked in Tier 1 on both the operating cash flow and SG&A containment goals, each of Mr. Horton and Mr. Tomnitz were entitled to the maximum bonus set forth on page 26 of the Proxy Statement, subject to the Compensation Committee’s negative discretion in paying final bonus amounts.
          We will expand our disclosure in the future to include the foregoing information.

Securities and Exchange Commission
July 6, 2009

Stock Options, page 28
4.	Please tell us, with a view toward future disclosure, how the compensation committee determined the amount of stock options it awarded.
Response:
          The Compensation Committee in determining the amount of stock options to be awarded to the named executive officers used the process set forth under the caption “Long-Term Equity Awards — 2006 Equity Plan” on pages 32 and 33 of the Company’s Proxy Statement.
          On page 32 under the last bullet point we state that the Compensation Committee makes a subjective evaluation of the “number of stock options previously granted to executive officers and other employees.” In future filings, to the extent applicable for future stock option grants, we will expand the disclosure related to the above-referenced caption to state that, in addition to the number of options previously granted, the Compensation Committee takes into consideration the Company’s current stock price, the expected grant date fair value of the new stock options, the amount of stock option expense to be incurred, and the number of stock options outstanding as a result of the new option grant, without giving any weight or formulaic effect to such factors. In addition, where we reference the actual amount of stock options awarded to named executive officers, such as on page 28, in the future we will make a reference to the location in the proxy statement where we discuss the determination process (such as pages 32 and 33). The actual grant date fair value of the stock options referenced on page 28 of the Proxy Statement is set forth in the table on page 38 and related notes in the Proxy Statement.
As requested by the Staff, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 6, 2009

          If you have any questions or comments regarding this filing, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by telecopy at (817) 390-1715.
Kind regards,
Bill W. Wheat
w/ attachment

cc:	Dorine H. Miller, Financial Analyst Brigitte P. Lippmann, Reviewer Thomas B. Montano, Esq., D.R. Horton, Inc. Irwin F. Sentilles, III, Esq., Gibson, Dunn & Crutcher LLP

Attachment I
First Cash Component

	Performance Goal - Adjusted Pre-Tax Income (“APTI”)
	Bonus Percentage	Amount of APTI	Bonus Paid(1)
1st Quarter(2)	6%	$14,141,371	$848,482
2nd Quarter	2%	0	0
3rd Quarter	2%	0	0
4th Quarter	2%	0	0

Total		$14,141,371	$848,482

(1)	Actual bonus paid is determined by multiplying the bonus percentage by the amount of positive adjusted pre-tax income for the performance period.

(2)	For the first quarter, we use 6% of positive adjusted pre-tax income for the month of December rather than 2% for the entire quarter. In December 2007, 6% of positive adjusted pre-tax income for the month was 1.99% of positive adjusted pre-tax income for the entire first quarter of fiscal 2008 in terms of dollars paid. This is in line with the 2% for the other three quarters as set forth in the table.